    News

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Intent to Make Strategic U.S. Banking Acquisition

TORONTO and CHICAGO, February 4, 2004 — BMO Financial Group (TSX, NYSE: BMO) today announced the signing of an agreement for its U.S. subsidiary, Harris Bank, to acquire Chicago-based New Lenox State Bank (NLSB).

Founded in 1927, NLSB is a well-respected community bank with eight full-service branches in key locations in Chicago’s southwestern suburbs. Headquartered in New Lenox, Illinois, NLSB will significantly expand Harris’ distribution network in Will County, one of the fastest growing regions in the United States. NLSB is privately held with assets of $US 998 million and deposits of $US 899 million as of December 31, 2003.

“Very early on, BMO recognized the importance of Chicago as the base for building out in the United States, using the well-known Harris franchise as the cornerstone,” said Tony Comper, Chairman and CEO, BMO Financial Group. “The Greater Chicago area is one of the major economic engines for growth in the U.S. and NLSB represents an important addition to our expanding distribution network in the region. We will continue to pursue acquisitions in high growth markets, while remaining highly selective, strategic, and disciplined in our approach.”

Harris added 10 new branches in 2003 and expects to add at least that many new branches in 2004. It is on track to reach 200 locations throughout the greater Chicago area over the next several years.

NLSB is the 13th acquisition by BMO Financial Group in the U.S. since 1999. The purchase price is $US 228.5 million ($CDN 306 million). Excluding one-time costs, the impact of the transaction on BMO cash earnings per share is nominally accretive in year one.

“NLSB is a fixture in the communities it serves and it has maintained market share and growth in a competitive environment despite facing many new entrants,” said Frank Techar, President and CEO, Harris Bank.” NLSB significantly expands our presence in markets we know well, and solidifies Harris’ number one market share position in rapidly growing Will County.”

Added Everett J. Hauck, President of New Lenox Holding Company, NLSB’s parent firm, “We are proud to be joining such an outstanding organization. Harris has a loyal client base throughout the greater Chicago region and our shared vision is a strong focus on community banking, local knowledge and customer service.”

The acquisition of NLSB, which is subject to regulatory approval, is expected to close in the summer of 2004. It will increase Harris Bank’s network to 163 branches, which includes Harris’ pending acquisition of Lakeland Community Bank, and over 450 ABMs throughout the greater Chicago area.

Established in 1817 as Bank of Montreal, BMO Financial Group serves clients across Canada and in the United States through its Canadian retail arm, BMO Bank of Montreal; Chicago-based Harris Bank, a major U.S. mid-west financial services organization with a national wealth management platform; BMO Nesbitt Burns, one of Canada’s leading full-service investment firms; and Harris Nesbitt, its U.S. investment and corporate banking operation.

Investor Conference Call:
Senior BMO executives will comment on the acquisition during a conference call scheduled for 8:30 a.m. EST, Wednesday, February 4, 2004. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, February 18, 2004 by calling 416-695-9862, or toll free at 1-888-330-1960, and entering passcode 8694. A live webcast of the conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed until May 3, 2004.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this presentation, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2004 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, power or water supply disruptions; industry and worldwide economic and political conditions;

regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Contacts:
Media Relations
Ian Blair, Toronto, ian.blair@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Paul Gammal, Chicago, paul.gammal@harrisbank.com, (312) 461-6625

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Lynn Inglis, Toronto, lynn.inglis@bmo.com, (416) 867-5452
Amanda Mason, Toronto, amanda.mason@bmo.com, 416-867-3562

Internet: www.bmo.com